Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

October 20, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 19, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Thrivent ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b)/A for the registration of the following securities:

Shares of beneficial interest of, no par value per

share, of:

Thrivent Large Cap Stock ETF

Thrivent Securitized Income ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b)/A, and we hereby join in such request.

Sincerely,

Eun Ah Choi